                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*

                         DREYER'S GRAND ICE CREAM, INC.
                                (Name of Issuer)

                         COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                    26187810
                                 (CUSIP Number)

James H. Ball, Esq.                    with a copy to:
Senior Vice President, Secretary       Mary Ellen Kanoff, Esq.
  and General Counsel                  Latham & Watkins
Nestle Holdings, Inc.                  633 West Fifth Street
c/o Nestle USA, Inc.                   Suite 4000
800 North Brand Boulevard              Los Angeles, California 90071
Glendale, California 91203             (213) 485-1234
(818) 549-6539

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 3, 1994
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement. / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 Pages

                                  SCHEDULE 13D

     CUSIP No. 26187810

    1       NAME OF PERSON
            Nestle Holdings, Inc.

    2       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*     (a)  / /
                                                                (b)  / /
    3       SEC USE ONLY
    4       SOURCE OF FUNDS*
            WC
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS               / /
            REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

                                   7         SOLE VOTING POWER
                                               5,050,000
NUMBER OF
SHARES                             8         SHARED VOTING POWER
BENEFICIALLY                                   0
OWNED BY EACH
REPORTING                          9         SOLE DISPOSITIVE POWER
PERSON WITH                                    5,050,000

                                   10        SHARED DISPOSITIVE POWER
                                               0

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            5,050,000
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 / /
            EXCLUDES CERTAIN SHARES*
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            30.0%
    14      TYPE OF PERSON REPORTING*
            CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT

                               Page 2 of 6 Pages

                                  SCHEDULE 13D

     CUSIP No. 26187810

    1       NAME OF PERSON
            Nestle S.A.

    2       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*         (a)  / /
                                                                    (b)  / /
    3       SEC USE ONLY
    4       SOURCE OF FUNDS*
            AF
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS               / /
            REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Switzerland

                                   7         SOLE VOTING POWER
                                               5,050,000
NUMBER OF
SHARES                             8         SHARED VOTING POWER
BENEFICIALLY                                   0
OWNED BY EACH
REPORTING                          9         SOLE DISPOSITIVE POWER
PERSON WITH                                    5,050,000

                                   10        SHARED DISPOSITIVE POWER
                                               0

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            5,050,000
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 / /
            EXCLUDES CERTAIN SHARES*
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            30.0%
    14      TYPE OF PERSON REPORTING*
            CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT

                               Page 3 of 6 Pages

    This Amendment No. 2 amends the Schedule 13D previously filed by Nestle Holdings, Inc., a Delaware corporation ("Holdings") and Nestle S.A., a corporation organized under the laws of Switzerland ("Nestle") on May 16, 1994, as amended and restated by Amendment No. 1 to Schedule 13D filed on June 14, 1994 (the "First Amended and Restated Filing") and relates to the shares of Common Stock, $1.00 par value per share (the "Shares"), of Dreyer's Grand Ice Cream, Inc., a Delaware corporation (the "Issuer").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Item 3 of the First Amended and Restated Filing is hereby amended to add the following:

        The $1,275,000 used for the purchase (as described in Item 5, below) of the 50,000 Shares was obtained from the working capital of Holdings.

ITEM 4.  PURPOSE OF TRANSACTION.

    Item 4 of the First Amended and Restated Filing is hereby amended to add the following:

        Holdings acquired the 50,000 Shares purchased under the Cronk Right of First Refusal Agreement (as defined in Item 5, below) for investment purposes.

        Pursuant to its rights under the Purchase Agreement (as defined in the First Amended and Restated Filing), Holdings nominated, and the Issuer's Board of Directors elected, Anthony J. Martino to the Issuer's Board of Directors in September 1994. Holdings has not yet determined the identity of its other nominee to the Issuer's Board of Directors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    Item 5 (a), (b) and (c) of the First Amended and Restated Filing is hereby amended to add the following:

        (a), (b), (c) On September 21, 1994 and pursuant to the Right of First Refusal Agreement dated as of June 14, 1993 by and between Holdings and William F. Cronk, III and his affiliates (the "Cronks") (the "Cronk Right of First Refusal Agreement"), Holdings acquired beneficial ownership of 50,000 Shares from the Cronks, for an aggregate purchase price of $1,275,000 ($25.50 per Share). The foregoing acquisition closed on October 4, 1994. In connection with such acquisition, counsel for the Issuer advised Holdings by letter dated October 3, 1994 that through stock repurchases the Issuer had reduced, as of September 30, 1994, the number of its outstanding Shares to 14,839,261. In light of the foregoing reduction in the number of outstanding Shares and Holdings' acquisition of 50,000 Shares, Holdings, as of September 30, 1994, beneficially owned approximately 30.0% of the Issuer's outstanding Shares (assuming that the 2,000,000 Warrant Shares (as defined in the First Amended and Restated Filing) have been issued). Nestle may be deemed to beneficially own the 5,050,000 Shares beneficially owned by Holdings due to the fact that Holdings is a wholly owned subsidiary of Nestle.

        Holdings has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the Shares beneficially owned by it. Nestle may be deemed to have the sole power to vote or direct the vote, and to dispose or direct the disposition of, the Shares beneficially owned by Holdings due to the fact that Holdings is a wholly owned subsidiary of Nestle.

                               Page 4 of 6 Pages

        Holdings has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by it. Nestle may be deemed to have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Holdings due to the fact that Holdings is a wholly owned subsidiary of Nestle.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Item 6 of the First Amended and Restated Filing is hereby amended to add the following:

    Holdings acquired beneficial ownership of the 50,000 Shares pursuant to the Cronk Right of First Refusal Agreement.

                               Page 5 of 6 Pages

                                   SIGNATURE

    After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                      NESTLE HOLDINGS, INC.


                                      By: /s/ James H. Ball
                                      _____________________________________
                                          Name: James H. Ball
                                          Title: Senior Vice President and
                                                 General Counsel

                                       NESTLE S.A.


                                        By: /s/ James H. Ball
                                        ____________________________________
                                           James H. Ball, attorney-in-fact for
                                           Name: H.P. Frick
                                           Title: Senior Vice President and
                                                  General Counsel of Nestle S.A.

Dated: October 5, 1994

                               Page 6 of 6 Pages